UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

1 December 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom completes Chorus demerger

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 1 December 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE 1 December 2011

Telecom completes Chorus demerger

Telecom New Zealand has today announced that it has completed the separation of Chorus via a demerger, meaning that Chorus is now an entirely stand-alone company.

“The demerger of Chorus has been an enormous undertaking, and to complete it in such a short timeframe is testament to the phenomenal work of hundreds of people across both Telecom and Chorus,” said Paul Reynolds, Telecom CEO.

“We can now look forward to two fresh and dynamic companies each having their role to play in the delivery of world class telecommunications throughout New Zealand.”

Telecom has also confirmed the appointment of its new Chairman and Board members from today, 1 December 2011.

As announced on 13 September 2011, Mark Verbiest has become Chairman, and he is joined on the board by new appointees Charles Sitch, Justine Smyth, Maury Leyland and Paul Berriman. Murray Horn, Kevin Roberts and Paul Reynolds will remain on the Telecom board.

Wayne Boyd, Ron Spithill and Sue Sheldon have today stepped down from Telecom’s board, with Sue taking up her role as Chairman of Chorus.

ENDS

For media enquiries, please contact:

Ian Bonnar

Corporate Communications Manager

+64 (0)27 215 7564